UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

WideOpenWest, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number)

Ross A. Oliver

General Counsel

Crestview Partners

590 Madison Avenue, 36th Floor

New York, NY 10022

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Partners III GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,102,323
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,102,323
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,102,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 24,171,899
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 24,171,899
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,171,899
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Common Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 TE Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,197,098
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,197,098
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,197,098
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview W1 Co-Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,662,085
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,662,085
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,662,085
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	96758W101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 71,241
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 71,241
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,241
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Exchange Act, the undersigned hereby amends the Schedule 13D originally filed on June 7, 2018, as amended by Amendment 1 thereto filed on August 8, 2018 and Amendment 2 thereto filed on March 18, 2019 (the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Class A Shares”), of WideOpenWest, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended to add the following at the end of such section:

From March 19, 2019 through April 2, 2019, Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest collectively purchased 945,764 additional shares of Common Shares for aggregate consideration of $8,934,584 pursuant to the Trading Plan. The source of funds for such purchases was capital contributions made by the investors in each of Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest as well as available lines of credit.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 30,102,323 Common Shares, or approximately 36.4% of the 82,662,362 outstanding Common Shares of the Issuer as of March 13, 2019 as described in the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on March 29, 2019.

Crestview Partners GP controls, indirectly through its affiliates, (i) the general partner of Crestview W1 and (ii) the managing member of each of Crestview W1 TE and Crestview W1 Co-Invest. Crestview Advisors provides investment advisory and management services to certain of the foregoing entities.

Crestview Partners GP may be deemed to have beneficial ownership over the Common Shares of the Issuer beneficially owned by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest. Crestview Partners GP exercises voting and dispositive power over the Common Shares of the Issuer held by Crestview W1, Crestview W1 TE and Crestview W1 Co-Invest, which decisions are made by the investment committee of Crestview Partners GP.

Jeffrey A. Marcus, Brian P. Cassidy and Daniel G. Kilpatrick are each members of the Issuer's board of directors (each, a “Crestview Director”). Messrs. Cassidy and Kilpatrick hold the title of Partner at Crestview, L.L.C. (which is the general partner of Crestview Partners III GP) and the title of Partner at Crestview Advisors. Mr. Marcus holds the title of Vice Chairman of Crestview, L.L.C. and Crestview Advisors.

Each of the Crestview Directors holds 17,037 underlying awards of restricted stock units (“RSUs”) previously granted under the Issuer's 2017 Omnibus Incentive Plan (the “Plan”). Each of the Crestview Directors has assigned all rights, title and interest in the RSUs to Crestview Advisors. Crestview Advisors holds 20,130 Common Shares that were delivered upon the vesting of RSUs previously granted under the Plan to the Crestview Directors.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Except for the acquisitions set forth on Schedule A hereto, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of the Common Shares since Amendment 2 to this Schedule 13D.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

 Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Joint Filing Agreement by and among the Reporting Persons dated as of April 2, 2019.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2019

CRESTVIEW PARTNERS III GP, L.P.

By: Crestview, L.L.C., its general partner

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 HOLDINGS, L.P.

By: Crestview W1 GP, LLC, its general partner

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 TE HOLDINGS, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW W1 CO-INVESTORS, LLC

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

CRESTVIEW ADVISORS, L.L.C.

By: /s/ Ross A. Oliver

Name: Ross A. Oliver

Title: General Counsel

Schedule A

(All transactions were made in the open market)

Date of Transaction	Amount of Common Shares (1)	Average Purchase Price per Share (2)
3/19/2019	82,471	$9.4469
3/20/2019	82,471	$9.3294
3/21/2019	6,298	$9.4386
3/22/2019	82,471	$9.4911
3/25/2019	77,644	$9.4838
3/26/2019	102,135	$9.4976
3/27/2019	99,144	$9.4782
3/28/2019	103,672	$9.4425
3/29/2019	103,672	$9.3189
4/1/2019	91,964	$9.4830
4/2/2019	113,822	$9.4945

(1) The amount of shares represents the aggregate amount of shares that were purchased in the sales that were executed on each corresponding day.

(2) The price represents the approximate weighted average price per share of sales that were executed on each corresponding day.